Upwork Inc.

441 Logue Avenue

Mountain View, California 94043

September 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief
Sergio Chinos, Staff Attorney
Jenn Do, Staff Accountant
Al Pavot, Staff Accountant

Re:	Upwork Inc. Registration Statement on Form S-1 (File No. 333-227207) originally filed
September 6, 2018, as amended, and corresponding Registration Statement on Form 8-A
(File No. 001-38678) filed September 26, 2018

Requested Date: October 2, 2018

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Upwork Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Ran D. Ben-Tzur, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ben-Tzur at (650) 335-7613 or, in his absence, Mr. Freedman at (650) 335-7292.

* * *

Sincerely,

UPWORK INC.

By:	/s/ Brian Levey
Brian Levey
Chief Business Affairs & Legal Officer and Secretary

cc:	Stephane Kasriel, President and Chief Executive Officer
Brian Kinion, Chief Financial Officer
Upwork Inc.

Gordon K. Davidson, Esq.
Robert A. Freedman, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]